Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

June 26, 2009

William J. Kearns

Tia Jenkins

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

Tranquility, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

File No. 000-51413

Dear Mr. Kearns and Ms. Jenkins:

Please be advised that our law firm serves as legal counsel to Tranquility, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated June 9, 2009 (the “Comment Letter”).   The Company is in the process of addressing the comments set forth in the Comment Letter.  However, given the timing of the Comment Letter and the nature of the comments, we were not able to meet the specified response deadline of June 19, 2009.  We anticipate that we will be able to respond to all of the comments and file our Form 10-K/A on or before July 6, 2009.  Accordingly, we respectfully request an extension of time until July 6, 2009 in which to submit our responses and Form 10-K/A.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.